UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report
Graco Inc.
(Exact name of registrant as specified in its charter)

Minnesota	001-09249	41-0285640
(State or other Jurisdiction of Incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

88 – 11th Avenue Northeast Minneapolis, Minnesota	55413
(Address of principal executive offices)	(Zip Code)

Karen Park Gallivan, (612) 623-6000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Form SD of Graco Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period of January 1 to December 31, 2015.
A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is publicly available at www.graco.com.
Item 1.02 Exhibit
As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report.

Exhibit No.	Description

1.01	Conflict Minerals Report of Graco Inc.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date:	May 31, 2016	By:	/s/ Karen Park Gallivan
Karen Park Gallivan
Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description	Method of Filing

1.01	Conflict Minerals Report of Graco Inc.	Filed Electronically